Exhibit (a)(1)(xiii)

Frequently Asked Questions (FAQs)

The following should answer most of the questions you may have about the offer to exchange. You should also read the offer document and the election form carefully and in their entirety as they contain information important to your decision as to whether to participate in the exchange offer. We have included references to the relevant sections of the offer document where you can find a more complete description of these topics.

Question 1.	What is the offer?

We are offering our eligible employees the opportunity to exchange eligible options for a cash payment. See Questions 5 and 6 below for a description of eligible employees and eligible options. See Sections 2 and 3.

Question 2.	Why is PTC offering to exchange my options?

We are making this offer for two reasons: first, to reduce the number of outstanding options and the associated potential dilution to our stockholders, and, second, to provide employees the opportunity to exchange for cash outstanding options we believe no longer have their intended incentive and retentive effects.

Question 3.	When does the offer expire?

The offer expires at 8:00 p.m., Boston, Massachusetts time, on August 3, 2005. We refer to this time as the “offer expiration time.” If we extend the period of time the offer is open, the term “offer expiration time” will refer to the latest time and date at which the offer expires. We can reject any option tender we receive after the offer expiration time. See Section 2.

Question 4.	What happens if I don’t tender my eligible options before the offer expiration time?

If you have not tendered (offered to us) your eligible options before the offer expiration time, you will be deemed to have rejected the offer and will not be able to participate in the offer. All eligible options you currently hold will remain outstanding on their existing terms and conditions. See Section 4.

Question 5.	Who is eligible to participate in the offer?

You may participate in the offer only if you:

•	are an employee of PTC or one of our subsidiaries at the time this offer expires, and

•	hold at least one eligible option as of the offer expiration time.

We refer to employees meeting these conditions as “eligible employees.” Members of our board of directors and our six most highly compensated executive officers may not participate in the exchange. See Section 2.

Question 6.	What options may be tendered for exchange in the offer? Are all of my options eligible for this offer?

The only options that may be tendered for exchange in this offer are options to purchase shares of our common stock that:

•	are outstanding as of the offer expiration time,

•	are vested as of the offer expiration time,

•	have an exercise price of $9.00 or more per share, and

•	were granted under the participating incentive plans listed below:

•	our 2000 Equity Incentive Plan,

•	our 1997 Incentive Stock Option Plan,

•	our 1997 Nonstatutory Stock Option Plan,

•	our 1987 Incentive Stock Option Plan,

•	the Computervision Corporation 1992 Stock Option Plan,

•	the Division Group PLC Approved Employee Share Option Scheme, and

•	the Division Group PLC Unapproved Employee Share Option Scheme.

We refer to these options as “eligible options” and we refer to these plans as the “participating incentive plans.” See Section 2.

As of June 27, 2005, eligible options to purchase up to 19,584,368 shares of our common stock were outstanding and held by eligible employees. See Section 2.

Question 7.	Is the offer limited to vested options?

Yes. Only options that are currently vested or that will have vested as of the offer expiration time may be tendered in this offer. See Section 2.

Question 8.	What happens if my eligible options expire before the offer expiration time?

Only options outstanding as of the offer expiration time may be tendered. If you hold options that expire before the offer expiration time, you may not tender those options. See Section 2.

Question 9.	What will I receive in exchange for my eligible options? How do I calculate the amount of the cash payment for my eligible options?

As further described in Section 3 of the offer document, we will pay the following cash amounts for eligible options that we accept in this offer, less applicable tax withholding and social insurance contribution amounts:

Option Exercise Price (U.S. $)	Cash Amount per Option (U.S. $)
$9.00 to $11.99	$1.40
$12.00 to $14.99	$0.61
$15.00 to $19.99	$0.32
$20.00 to $24.99	$0.30
$25 and up	$0.11

To calculate the aggregate amount attributable to your eligible options that we accept for exchange, multiply the number of eligible options you hold in each option exercise price range specified above by the corresponding cash amount per option and then add those amounts together. That aggregate amount will be reduced by applicable income tax withholding and social insurance contribution amounts.

For example, suppose you hold 100 eligible options with an exercise price of $9.20 per share and 200 eligible options with an exercise price of $16.00 per share. If you validly tendered, and we accepted, those options, then you would receive $204, less applicable income tax withholding and social insurance contribution amounts, calculated as follows: (100) x ($1.40) = $140, plus (200) x ($0.32) = $64.

Question 10.	How was the amount of the cash payment determined?

We worked with independent consultants, including a compensation consulting firm, to establish a model for determining the amount of the cash payment to be offered. We used the binomial option valuation model with an assumed stock price of $5.54 and an assumed volatility of 43.49% based on the moving average of the closing prices of our common stock as reported by Nasdaq and the average volatility of our common stock for the 200 trading days preceding June 15, 2005 and other assumptions described further in Section 3 to determine the amount of the cash payment to be paid in exchange for the eligible options.

Question 11.	Am I required to tender my eligible options?

No. You are not required to tender your eligible options. However, if you choose to tender any of your eligible options, you must tender all of your eligible options. See Section 4.

Question 12.	If I elect to tender my eligible options, must I tender all my eligible options?

Yes. If you choose to tender any of your eligible options, you must tender all of your eligible options. You may not tender only some of your eligible options. See Section 4.

Question 13.	Why must I tender all of my eligible options if I want to tender eligible options?

We are making this offer for two reasons: first, to reduce the number of outstanding options and the associated potential dilution to our stockholders, and, second, to provide employees the opportunity to exchange for cash outstanding options we believe no longer have their intended incentive and retentive effects.

In order to achieve our goal of reducing the number of outstanding options and the associated potential dilution to our stockholders we are requiring that you tender all eligible options that you hold if you decide to tender any eligible options.

If all eligible options are exchanged in this offer, approximately 19,584,368 options will be canceled. See Sections 1 and 2.

Question 14.	Why is the offer limited to options with exercise prices of $9.00 per share and above?

As described above, one reason we are making this offer is to eliminate those outstanding options we believe no longer have their intended incentive and retentive effects. Many of our employees’ outstanding options have exercises prices that are significantly higher than the current market price of our common stock. We believe that outstanding options with exercise prices of $9.00 per share and above have ceased to provide their intended incentive and retentive effects and that employees will appreciate the opportunity to exchange these options for cash. At the same time, we believe that options with exercise prices below $9.00 per share continue to have incentive and retentive effects.

Question 15.	Can I participate in the offer if I am on a leave of absence?

Yes, you may participate in the offer if you are on a leave of absence approved by us or required by local law, including if you are on long-term disability. See Section 2.

Question 16.	How do I tender my options?

You may tender your options only by executing and submitting your election form as described in Section 4.

If you received the offer document in electronic form, we sent you an election form with the offer document that lists the options you hold that may be tendered in the offer. You may also obtain your election form from the 2005 Stock Option Exchange Offer section of the Stock Information Center page on the PTConnector by clicking on the link to “Access My Exchange Details.”

If you received the offer document in paper form, we sent you an election form with the offer document. If you need additional forms, you can request them as described in Question 32. If we also sent the offer document to you electronically, you may also use the election form we sent with the offer document or that you obtain from the PTConnector as described above.

You should read the election form before you decide whether to tender your options. We must receive your election form by 8:00 p.m., Boston, Massachusetts time, on August 3, 2005 (or a later time and date if we extend the offer period).

Question 17.	Can I change my mind and withdraw my previously tendered options? Until what time can I withdraw them?

You may withdraw your previously tendered eligible options at any time until 8:00 p.m., Boston, Massachusetts time, on August 3, 2005. If we extend the offer period, you may withdraw your tendered eligible options at any time until the latest offer expiration time. If you withdraw any of your tendered options, you must withdraw all of your tendered options.

In addition, if we have not accepted your tender of eligible options before 12:00 a.m. (midnight), Boston, Massachusetts time, on August 30, 2005, you may withdraw your previously tendered options. See Section 5.

Question 18.	How do I withdraw my previously tendered options?

You may withdraw your previously tendered options only by executing and submitting a withdrawal form as described in Section 5.

If you received the offer document electronically, you can obtain your withdrawal form in one of two ways:

•	you can open the email we will have sent you confirming receipt of your election form and click on the link to proceed to your withdrawal form; or

•	you can go to the 2005 Stock Option Exchange Offer section of the Stock Information Center page on the PTConnector click on the link to “Access My Exchange Details” to proceed to your withdrawal form.

If you received the offer document in paper form, your withdrawal form was sent with the offer document. If you need additional copies, you can request them as described in Question 32. If we also sent the offer document to you electronically, you may also obtain your withdrawal form as described above.

You should read the withdrawal form before you decide whether to withdraw your options. We must receive your withdrawal form by 8:00 p.m., Boston, Massachusetts time, on August 3, 2005 (or a later time and date if we extend the offer period).

Question 19.	What if I withdraw my previously tendered options and later decide I want to participate in the offer?

You may tender your options to us again. You must re-tender your eligible options in accordance with the procedures described in Section 4. Your re-tender must be completed before the offer expiration time. See Sections 4 and 5.

Question 20.	What else do the exchange offer documents require me to do if I elect to participate in the offer?

If you elect to participate in the offer and tender your eligible options, you must execute the election form, under which you will:

•	acknowledge that your outstanding option agreement(s) for all eligible options tendered by you will be terminated automatically and you will irrevocably release all your rights under them if and when we accept those options for exchange;

•	authorize PTC to deduct any applicable tax withholding or social insurance contribution amounts from any cash payment to you; and

•	authorize PTC to collect, use, transfer and share your personal information to the extent we deem necessary to effect the exchange and cancellation of your eligible options and make the cash payment.

See Sections 3, 4 and 6.

Question 21.	Will I owe any tax if I exchange my eligible options for the cash payment?

If you are subject to tax in the U.S., the cash amount paid to you will be taxed as ordinary compensation income. This income will be subject to withholding of income, FICA and other applicable employment taxes. You should consult your own tax advisor to determine the tax consequences of exchanging your eligible options. See Section 11.

If you are not subject to tax in the U.S., you should read Section 12 for a summary discussion of the material income tax considerations of the offer applicable to you. You should consult your own tax advisor to determine the tax consequences of exchanging your eligible options.

Question 22.	When will I receive payment for my options that are accepted for exchange?

We will make the cash payment to you promptly following the offer expiration time. For U.S. employees, we plan to make the cash payment on August 19, 2005. For non-U.S. employees, we plan to make the cash payment in connection with the August 2005 payroll. The anticipated payment dates for each country are shown on Appendix A to the offer document. Your cash payment will be reduced by any applicable taxes or social insurance contributions that we withhold at that time. No interest will accrue and no interest will be paid on the cash payment, regardless of when it is paid. See Section 3.

Question 23.	Are there any conditions to the offer?

The offer is not conditioned on a minimum aggregate number of options being tendered. However, if you elect to participate in the offer, you must tender all of your eligible options for exchange. See Section 4. In addition to the eligibility requirements, the offer is subject to the conditions described in Section 7.

Question 24.	Can PTC terminate the offer and decline to accept for exchange the eligible options that have been tendered?

Yes, we can terminate the offer under the circumstances described in Section 7. If we do so, you will not receive the cash payment for any eligible options that you tendered and those options will remain outstanding on their existing terms and conditions. See Section 7.

Question 25.	What interests do PTC’s Board of Directors and executive officers have in the offer?

Members of our board of directors and our six most highly compensated executive officers are not eligible to tender their options in the offer and will not participate in the offer. In connection with this offer, in order to further our goal of reducing the number of outstanding options, those executive officers surrendered a total of 3,333,032 options they held with exercise prices greater than $15.50 per share to us for cancellation without compensation. See Section 10.

Question 26.	What are the risks in tendering my stock options?

Exchanging your options for the cash payment involves potential risks, including the risks described below. In deciding whether to tender your eligible options, you should carefully consider these risks. You should also speak with any legal, investment or tax advisor you deem necessary before tendering your eligible options. In addition, you should read the offer document in its entirety.

1. If the price of our common stock rises above the exercise price of your options, you may have received a greater benefit if you held your options.

The amount of the cash payment for eligible options accepted for exchange is fixed, ranging from $0.11 to $1.40 per share, and will be reduced by any applicable tax withholding and social contribution amounts. If the price of our common stock rises above the exercise price of your eligible stock options before the expiration dates of those options, you could receive a greater benefit by retaining those options. On the other hand, if our stock price rises, but never increases above the exercise prices of your eligible stock options before their expiration dates, you would receive a greater benefit by tendering your eligible options in the offer.

2. The amount of the cash payment you receive in exchange for your options may be less than what you would ultimately realize if you kept those options.

We calculated the amount of the cash payment to be offered in exchange for the eligible options using the binomial option valuation model. Because the binomial option valuation model involves many assumptions, the amount of the cash payment you receive in exchange for your options may be less than the value you would have received had you kept your options.

3. Because we determined the amount of the cash payment to be offered in exchange for the eligible options using the binomial valuation model and before the date of the offer and the offer expiration time, the cash amount we may pay in exchange for eligible options may not reflect the estimated value of those options as of the offer date or the offer expiration time.

We valued the eligible options as of June 15, 2005 under the binomial option valuation model using an assumed stock price of $5.54 and an assumed volatility of 43.49% based on the moving average of the closing prices of our common stock as reported by Nasdaq and the average volatility of our common stock for the 200 trading days preceding June 15, 2005 and other assumptions described further in Section 3. Had we used later averages or a different valuation methodology to determine the amount of the cash payments to be offered, the estimated cash payment amounts for the eligible options may have been higher. In addition, the cash payment amounts will not be adjusted and therefore will not reflect any changes in the estimated values of the eligible options as of the offer expiration time. See Section 3.

You should consider the risks before deciding whether to participate in the offer.

Question 27.	Will I receive the greatest value by exercising my eligible options, tendering my eligible options in the offer or holding my eligible options?

We cannot predict which alternative will provide the greatest value to you and we are not making any recommendation to you as to which course of action to take. You should consult your own financial, legal and/or tax advisors before making any decision about the offer.

Question 28.	Will someone at PTC advise me on what I should do in the offer?

No. PTC cannot advise you whether to keep or tender your eligible options. You should discuss your own situation with your own professional advisors and then decide whether to participate in the offer.

Question 29.	What should I do if I do not want to exchange my eligible options? What happens if I do not tender my eligible options?

Nothing. Your eligible options will not be exchanged if you do not tender them to us and will remain outstanding on their existing terms and conditions. See Section 4.

Question 30.	Will PTC offer me another opportunity to exchange my options in the future?

We have no plans to offer employees an opportunity to exchange their options in the future.

Question 31.	How can I find out how many eligible options I have?

If the offer document was sent to you electronically, the election form sent with the offer document lists your eligible options. You may also access a copy of your election form on the PTConnector under the 2005 Stock Option Exchange Offer section of the Stock Information Center page by clicking on the link to “Access My Exchange Details.”

If the offer document was sent to you in paper form, the election form sent with the offer document lists your eligible options. If we also sent the offer document to you electronically, you can determine how many options you hold as described above.

In addition, all employees that have received stock options during their employment with PTC have online accounts with E*Trade. You can contact E*Trade as follows:

•	If you are a U.S. resident, you can access your information at www.optionslink.com, you can email E*Trade at stockplans@etrade.com, or you can call E*Trade at 1.800.838.0908 or at 1.650.599.0125.

•	If you are a Canadian resident, you can access your information at www.optionslink.com, you can email E*Trade at stockplans@etrade.com, or you can call E*Trade at 1.877.283.0703. If you live in the Toronto area, you can also call 1.416.214.3771.

•	If you reside elsewhere, you can access your information at www.optionslink.com, you can email E*Trade at stockplans@etrade.com, or you can call E*Trade at 011.650.599.0125.

Question 32.	Who do I contact if I have questions about the offer?

Due to U.S. Securities and Exchange Commission regulations, we will not provide individual answers to questions. Accordingly, we have set up the following processes to enable you to ask any questions you may have about the offer.

You can refer to the 2005 Stock Option Exchange Offer section of the Stock Information Center page on the PTConnector.

You can email questions to us at stockoptions@ptc.com.

You can fax questions to us at 1.781.707.0422.

You can write to us at: Stock Option Exchange, c/o Human Resources, Parametric Technology Corporation, 140 Kendrick Street, Needham, Massachusetts 02494-2714.

If we sent the offer document to you in paper form, you may obtain additional election forms or withdrawal forms by contacting us as described above.